Exhibit (a)(2)(A)

January 19, 2017

Re: Cnova N.V.; ACTION REQUIRED

Dear Cnova Stockholder,

We are writing to you today because you hold shares of Cnova ordinary stock.

Casino, Guichard-Perrachon S.A., which we refer to as ‘‘Casino,’’ has commenced an offer (the “Offer”) to acquire for cash all outstanding ordinary shares of Cnova for $5.50 per share, without interest, less any applicable withholding taxes.

The Cnova transaction committee and Cnova board of directors fully support the Offer and recommend that U.S. holders of Cnova ordinary shares accept the Offer and tender their Cnova ordinary shares into the Offer

•	the price to be offered by Casino in the Offer implies a premium of 82% over the closing price for Cnova ordinary shares on NASDAQ on April 27, 2016 of US$3.03, the trading day immediately prior to first public reports of the potential offer

•	the price to be offered by Casino in the Offer implies a premium of 62% over the closing price for Cnova ordinary shares on NASDAQ on May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the reorganization of Cnova Brazil within Via Varejo and the Offer

•	the price to be offered by Casino in the Offer implies a premium of 105% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the six-month period ended May 11, 2016

•	the price to be offered by Casino in the Offer implies a premium of 50% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the 12-month period ended May 11, 2016

•	the price to be offered by Casino in the Offer implies a premium of 19% over the average closing price for Cnova ordinary shares on NASDAQ on trading days between November 20, 2014, the first trading day for Cnova ordinary shares on NASDAQ and May 11, 2016

The tender offer is scheduled to expire on January 25, 2017 at 11:59 pm EST.

If you hold your shares at a bank or broker and would like to tender your shares into the offer, you should instruct your bank or broker to act on your behalf as soon as possible. The deadline is approaching. If you hold your shares directly (e.g., paper certificates) and wish to tender your shares, please complete the enclosed Letter of Transmittal and return it in the enclosed envelope so that it arrives before the January 25, 2017 expiration date.

If you have questions about the offer, or are unclear about what to do, please contact the information agent: Georgeson LLC at (888) 206-5896.

If you have already tendered your shares in the offer, you do not need to take any further action.

Important Information for Investors and Security Holders

THIS LETTER IS NEITHER AN OFFER TO PURCHASE NOR SOLICITATION OF AN OFFER TO SELL CNOVA ORDINARY SHARES OR ANY OTHER SECURITIES.

The Offer is made solely by Casino’s offer to purchase and the related letter of transmittal, each of which was attached as an exhibit to Casino’s Tender Offer Statement on Schedule TO, filed with the U.S. Securities Exchange Commission (the “SEC”) on December 27, 2016. Also on December 27, 2016, Cnova filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that describes, among other things, the recommendation of the Cnova transaction committee and Cnova board of directors that U.S. holders of Cnova ordinary shares tender into the Offer. The documents filed with the SEC contain important information, and U.S. holders of Cnova ordinary shares are urged to read them and the exhibits to them carefully and in their entirety in connection with their decision whether to tender their Cnova ordinary shares. Those documents can be obtained at no charge at the SEC’s website, www.sec.gov. In addition, copies of Casino’s offer to purchase, the related letter of transmittal and other documents relating to the Offer can be obtained from the Information Agent, Georgeson LLC at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, or by calling toll free (800) 334-9405 (for stockholders) or (212) 440-9800 (for banks and brokers). Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

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